FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated April 4, 2003 titled, “The Repsol YPF Website Publishes Individual Remuneration to the Board of Directors”.

2.	Presentation given by Alfonso Cortina, Repsol YPF’s CEO and Chairman, at the General Shareholders’ Meeting on April 4, 2003.

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ITEM 1

Press Release

	Corporate Division of External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsol-ypf.com

Madrid, 4 April 2003
Number of pages: 2

THE REPSOL YPF WEBSITE PUBLISHES INDIVIDUAL REMUNERATION TO THE
BOARD OF DIRECTORS

Alfonso Cortina, Repsol YPF Chairman and CEO, today announced that the company’s website (www.repsolypf.com) is to publish individual remuneration to the Board of Directors.

This was one of the Aldama Commission’s recommendations, forming part of the company’s firm commitment to the best practices in transparency and Corporate Governance, and is in addition to a series of former measures to address transparency and strengthen the role of the Board of Directors and its commissions.

The disclosure of remuneration figures is contemplated in the new Board of Directors Regulations, approved by same at the meeting of 26 March last, and announced to coincide with the Repsol YPF Annual General Shareholders Meeting, to be held today.

The Order of the Day for the AGM includes the approval of Regulations for the Annual General Shareholders Meeting, in which is contemplated a greater participation by shareholders in corporate governance, via Internet.

There will be better information available online to shareholders and investors, who will be invited to make suggestions, comments and proposals about the company, by logging on to the Repsol YPF portal.

At the forefront in Corporate Governance practices, Repsol YPF was the first Spanish company to establish a Code of Good Governance in 1995, inspired on the Cadbury Report. In 1997, the company’s Board of Directors Regulations were in anticipation of the Olivencia Report and, in 2002, approved new Good Governance criteria, in keeping with the later Aldama Report recommendations.

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Press Release

COMPENSATION OF MEMBERS OF THE BOARD OF DIRECTORS YEAR 2002

	BOARD OF DIRECTORS	MANAGEMENT COMMITTEE	AUDIT AND CONTROL COMMITTEE	NOMINATION AND COMPENSATION COMMITTEE	STRATEGY, INVESTMENT AND COMPETITION COMMITTEE	TOTAL (EUROS)
D. Alfonso Cortina	127.519,74	127.519,74		(*) 26.566,61		281.606,09

D. Emilio Ybarra Churruca (1)	42.506,58	42.506,58		10.626,65		95.639,81

D. Juan Molins	127.519,74	127.519,74		(*) 26.566,61	(**) 5.313,32	286.919,42

D. Antonio Hernández Gil	127.519,74	127.519,74		31.879,94		286.919,42

P.M.I. Holdings	127.519,74	127.519,74	(*) 26.566,61		(**) 5.313,32	286.919,42

D. Enrique de Aldama	127.519,74	127.519,74			(**) 5.313,32	260.352,80

D. José Vilarasau	127.519,74	127.519,74				255.039,48

D. Jose I. Gorigolzarri (2)	95.639,81	95.639,81				191.279,61

D. Antonio Brufau	127.519,74		31.879,94			159.399,68

D. Gonzalo Anes	127.519,74		(*) 26.566,61	(**) 5.313,32		159.399,68

D. Marcelino Oreja	127.519,74		(**) 5.313,32			132.833,06

D. Ignacio Bayón	127.519,74		(**) 5.313,32			132.833,06

D. Gregorio Villalabeitia (3)	116.893,10			(**) 5.313,32		122.206,42

D. José Mª Abril (4)	10.626,65					10.626,65

D. Robert Malpas (1)	42.506,58					42.506,58

(1) Baja 04-21-2002
(2) Alta 04-21-2002
(3) Alta 02-28-2002
(4) Baja 01-30-2002

(*) Until 10-30-2002
(**) From 11-01-2002

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ITEM 2

Alfonso Cortina
Repsol YPF Chairman and CEO

General Shareholders’ Meeting

Madrid, 4 April 2003

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CONTENTS:

INTRODUCTION

ECONOMIC ENVIRONMENT

THE OIL MARKET

ARGENTINA

STOCK MARKET PERFORMANCE

THE COMPANY IN 2002

1.	General Overview
2.	Exploration and Production
3.	Refining and Marketing
4.	Chemical
5.	Natural Gas and Power
6.	Cost Savings
7.	Technology
8.	Environment and Quality
9.	Corporate responsibility. Sustainable development

NEW CORPORATE GOVERNANCE CRITERIA

FUTURE PROJECTS

DIVIDENDS

PROPOSALS TO THE SHAREHOLDERS’ MEETING

CORPORATE GOVERNANCE

ACKNOWLEDGEMENTS

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INTRODUCTION

Good morning Ladies and Gentlemen. It is again a pleasure to welcome you to the Repsol YPF General Shareholders’ Meeting on my behalf and that of the Board of Directors, which I have the honour of chairing.

I will report on our performance in 2002, and the strategic and structural measures we have taken at Repsol YPF in a year that was particularly complicated mainly because of external factors; a year in which we have had to extreme our management efforts and were able to consolidate sound foundations for the company’s growth.

ECONOMIC ENVIRONMENT

In economic terms, 2002 was worse than expected. Global growth is estimated at about 2.6%, just slightly higher than the 2.1% growth recorded in 2001.

This was further complicated by an increase in risk aversion, accentuated by the situation in some developing countries. All these factors led to harsher financial conditions, which in turn, dampened growth despite the official interest rate cuts in the year.

For the first time since its introduction, the euro strengthened against the dollar. This recent appreciation bolsters end demand for oil products in Europe, thereby improving the inflation outlook.

With respect to Spain and Argentina, economic growth in Spain, at 2%, was more than double the growth rate in the European Union. In Argentina, notwithstanding the comments I will make later on, the economic year was very negative, with GDP falling 10.8%, according to the Argentine Institute of Statistics.

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THE OIL MARKET

For the second consecutive year, oil consumption barely increased in 2002. According to the most recent International Energy Agency figures, demand was at 76.8 million barrels per day, 400,000 more than in 2001. Global oil supply, meanwhile, dropped 200,000 barrels per day to 76.6 million.

In this context, the performance of oil markets in 2002 can be best described as one in which the supply side became gradually tighter throughout the year. This situation started with the OPEC quota cuts in January and continued with the increased geopolitical risks and production problems in Venezuela, which led to gradual price rises, although average prices in both years were quite similar.

ARGENTINA

I will now discuss the situation in Argentina. The economic crisis affecting this country spilled over into 2002. Gross Domestic Product fell almost 11% in the year, the sharpest drop in the last 50 years of Argentine history. Moreover, the peso suffered a strong devaluation against the U.S. dollar reaching an exchange rate of nearly 4 pesos to the dollar in mid-year. Monthly inflation reached 10% in April.

From a legal perspective, the great uncertainties in the first months of the year seriously affected the business climate. After setting up currency exchange controls at the end of 2001, the Public Emergency Law was passed in January 2002. This law introduced export taxes for all sectors and froze and “pesified” (denominated in pesos) public service tariffs.

Nevertheless, from mid-year onwards, the economy started to show signs of recovery. The peso started to strengthen, monthly inflation remained stable, and the Central Bank reserves and tax revenues started to increase. In this respect, the agreement with the IMF in January dispelled fears about the political transition in the coming months, and doubts on the government’s commitment to a reasonable economic policy approach.

In this very negative scenario, Repsol YPF has encouraged permanent contacts and negotiations with the Government of Argentina in order to collaborate with the community in pursuit of the country’s economic recovery, whilst protecting the interests of all you shareholders by efficiently managing our Group assets there. I believe we have succeeded in this task; our contribution to improving the Argentine economy is beyond doubt and has been quite important in terms of controlling inflation, maintaining jobs and economic activity, generating foreign currency and tax revenues, leading the oil sector and provoking a chain effect.

All this has been compatible with a limited impact on YPF results, which has made a very positive contribution to the Group’s income statement.

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In this respect, besides being able to compete in an economy on the road to recovery, we began to obtain more positive results thanks to direct management of the sector with the Argentine Government and, halfway through the year, gas-oil and LPG export taxes fell from 20 to 5%, while export taxes on gasoline were lifted.

In the face of this crisis, Repsol YPF focused on minimising the impact of the adverse measures while maximising the efficiency gains and cost savings resulting from the peso devaluation. As you may be aware, the value of the Company’s assets in Argentina represents 41% of Repsol YPF’s overall assets, and 47% of operating income. In this context, I would like to highlight, on the one hand, the cost savings achieved by the personnel in Argentina through the negotiation of more than 1,500 supplier and customer contracts, and on the other hand, the management of default accounts which have been significantly reduced, despite the situation of widespread arrears.

I would also like to thank the trade unions in Argentina for their cooperation last year, thanks to which we were able to sign the 2002 collective bargaining agreement.

We should, however, stress that measures are still in place which affect the profitability of our operations, particularly those relating to export taxes and the quotation in pesos of gas tariffs, where we expect to see some improvement in the short term.

In short, in 2002 crisis management focused on working with the Argentine administration in doing our best to help the country’s economic and social situation, whilst protecting our shareholders’ interests. We are proud to assert that, despite the difficult situation, the worst crisis in Argentina for the past five decades, we have been able to register a profit of 3.3 billion pesos, and are the leading company in generating added value, investments, and tax payments to the Argentine Treasury.

The foregoing confirms that we made the right strategic decision when we acquired YPF in 1999. Indeed, this will become even clearer as the current difficulties are overcome. Multilateral credit entities believe that the worst has been left behind and, in this conviction, we believe that a promising future lies ahead.

STOCK MARKET PERFORMANCE

I would like now to mention the Company’s stock market performance in 2002, which showed two distinctive trends. In the first half of the year, performance was affected by the uncertainties concerning the situation in Argentina. The deteriorating economic situation, and the introduction of new taxes and restrictions for oil companies in that country pulled the share price down. Moreover, analysts’ comments regarding the Company’s debt level doubtless had an impact.

Repsol YPF shares outperformed benchmark indices and our peers in the second half of the year, boosted by the company’s good results. As a result, the price of Repsol YPF shares at year-end showed a 23% drop, as against the 28% fall registered by the Ibex-35 selective reference index.

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It is worth mentioning that, since mid-2002, our stock has amply outperformed the rest of the sector, with an accumulated 41.4% revaluation in US dollars compared to an average fall of 14.1% for the sector. This trend has become sharper since the start of 2003.

The stock had gained an accumulated 8.02% as of yesterday, closing at 13.61 euros per share, amply outperforming the 3.3% rise posted by the Ibex reference index.

COMPANY PERFORMANCE IN 2002

After my remarks on the macroeconomic and energy scenario, the evolution in Argentina and the stock markets, I would now like to discuss some of Repsol YPF’s main achievements in 2002.

The Company posted very positive results last year, of which I would like to highlight two aspects in particular:

Firstly, net income after taxes climbed 90% in the year, reaching €1,952 million. I will discuss later on the impact of non-recurring items on divestments, and other aspects, which show that, without these extraordinaries, last year’s results would still have been positive.

Secondly, and not less important, net financial debt fell by more than €9 billion. We have worked conscientiously to reduce our debt and achieved a substantial cutback by year-end, reaching a debt level 55% below that of December 2001. Thanks to this reduction, by 2002, Repsol YPF had already met its gearing ratio target, originally set for 2005. That is, three years ahead of schedule.

This was achieved in a particularly volatile crude price environment because of the impact of OPEC supply restrictions, fears of an armed conflict, and the drawn-out crisis in Venezuela. Refining margins, moreover, continued to decline, falling to the lowest levels for the past 10 years. In Chemicals, the average international margins were at last year’s levels, with a clearly rising trend evident from January to September, dropping back in the last part of the year. The natural gas market in Spain continued to grow more than the European average, although Gas Natural SDG was affected by increasing competition in the market this year.

In the context of this complicated scenario, we made significant asset disposals in 2002, some of which were legally imposed, such as the sale of our CLH and Enagas shareholdings, and others, which were voluntary, aimed at reducing our debt levels, such as the sale of production assets in Indonesia or the sale of our 23% stake in Gas Natural, SDG.

In 2002, Repsol YPF continued to reduce its holdings in Compañía Logística de Hidrocarburos (CLH) pursuant to the deregulation measures of Royal Decree 6/2000. With the sale of a 29.7% stake in CLH at year-end, Repsol YPF reduced its stake in this company to 31.8%. On 17 March last, Repsol YPF sold a 6.8% interest in CLH to the Oman Oil Company, thereby reducing its stake in this Company to 25%, and completing the divestment process required by the Government.

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Furthermore, Gas Natural, SDG sold a 59.1% stake in Enagas in June through a public share offering.

Regarding divestments, I believe it may be worthwhile spending a few minutes to explain the rationale behind the strategic sale of 23% of our Gas Natural, SDG stake.

From a financial viewpoint and at the climax of the Argentine crisis, we realised that we had to send a clear and strong message to the markets to show that debt reduction was one of the Company’s top priorities. Following the reorganisation agreed with Gas Natural, SDG, the sale of a stake in this company was considered the most efficient divestment option.

Our strategic target is the full integration of the gas value chain, given Repsol YPF’s positioning in gas reserves and the additional capacities we have developed in the LNG business. As the most important gas distributor in Spain and Latin America, Gas Natural SDG is considered the final link completing this chain.

A year ago, in April 2002, we announced that the Board of Directors had unanimously approved the restructuring of our gas and power activities. Repsol YPF would conduct upstream activities, Gas Natural SDG would be responsible for downstream, and both companies would jointly conduct midstream operations.

Several of the steps taken fall within this context, including the Repsol YPF acquisition from Gas Natural SDG of the latter’s shareholding in the Trinidad & Tobago reserves, and the very recent sale to Gas Natural SDG of the combined cycle projects in Cartagena, owned by Repsol YPF and BP, and the 20-year contract on 2.1 Bcm per year to be sold by Gas Natural SDG to Repsol YPF.

Having clarified this strategy and the distribution of activities for Repsol YPF - Gas Natural SDG, the sole operator in the gas market, we proceeded to sell our 23% stake, which generated an income of €2,008 million. In addition, Repsol YPF net debt was reduced by more than €2.7 billion as a result of changes in the scope of consolidation.

In short, the income generated by total divestments in the year was €2.8 billion, in addition to the €3.1 billion from deconsolidation of the affiliated debt. This completes the divestment program announced following the YPF acquisition.

Although the divestment program was an important part of our debt reduction programme, it was not the only one. In 2002, the strong discipline maintained by Repsol YPF in undertaking investments limited these to €2.7 billion. Although this decrease was quite significant, it did not affect the Company’s growth strategy, and was partly achieved because of cost reductions in Argentina which followed the denomination in pesos of supplies and contracts.

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Asset divestments and a prudent investment approach enabled Repsol YPF to generate almost €3.9 billion in free cash flow. The euro/dollar exchange rate, which in recent years had an adverse effect on our euro-denominated debt, normalised, and is now having a positive impact. It is interesting to note that the dollar/euro exchange rate at year-end 2002 was practically the same as the rate prevailing when we acquired YPF. Therefore, the impact of the exchange rate differences has been offset and reported earnings reflect their actual financial worth.

All the above led to a sharp drop of almost €9 billion in our financial debt. The gearing ratio fell from 43% at the end of last year to 29%, and, as mentioned previously, met our 2005 target three years ahead of schedule, thus recovering the ratio Repsol had before the YPF acquisition.

Operating income for the year was €3.3 billion as against €4.9 billion in 2001. On a like basis, that is, considering a 24% stake in Gas Natural, SDG for both years, operating income in 2001 would have been €4,160 million. Net cash flow totalled €4.8 billion.

The Group’s tax rate in 2001 was 19.8%, significantly lower than the 39.5% rate for 2001. This reduction in the tax rate was mainly due to the fiscal treatment of capital gains from the Gas Natural, SDG and Enagas divestments, and the application of certain tax credits in Argentina relating to losses caused by the peso devaluation.

In reviewing the key aggregates for the year, I would like to highlight that net reported income was almost €2 billion, 90.4% more than in 2001, although it should be noted that these results include capital gains on divestments. Therefore, if we compare these results in like-for-like recurring terms, 2002 results would still be over 1% higher, despite changes in the scope of consolidation from one year to the next, and would have surpassed €2.2 billion. In other words, excluding net extraordinaries, net income with the same tax rate would have totalled €1,434 million, 40% more than the profit booked in 2001.

Allow me now to give you a breakdown of the Company’s performance by business areas in 2002.

Exploration & Production

Operating income in the Exploration & Production business area totalled €1,785 million, as against €2,560 million in the previous year. These results should be considered very positive given the difficult scenario that we encountered, in which 2002 sale prices were lower than in 2001, despite higher benchmark oil prices.

In effect, the average price of Brent crude in 2002 was $25.0 per barrel compared to $24.4 per barrel in 2001. The average Repsol YPF realisation price, however, was $20.9 per barrel, versus $21.9 in 2001.

The impact of the crisis in Argentina was mainly responsible for this reduction. The price obtained for liquids production was affected by the 20% tax levied on Argentinean crude exports, and, as a result of the foregoing, a 10% discount on domestic sales has been in place since the second quarter of 2002. Moreover, despite the measures implemented to cushion the effects of the frozen and peso-denominated natural gas tariffs in Argentina, and the efforts to have as many contracts as possible denominated in dollars, gas selling prices were 46% lower than in the previous year. This is, undoubtedly, the strongest effect of the Emergency law on our company’s income statement.

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Furthermore, the sale of Indonesian assets affected both production and the realisation price for the Repsol YPF crude basket, in which heavy oils now have a higher weighting than before.

Oil and gas production can also be deemed very satisfactory, reaching more than one million equivalent barrels per day. This figure compares very favourably with 2001 if we consider the aforementioned asset disposals in Indonesia, which produced 70,300 boe per day in 2001. On equivalent terms, total average daily production would have risen 6.0% against the previous year thanks to the increase in gas production, while liquids production remained practically unchanged.

The most significant increases with respect to 2001 were achieved thanks to the completion of the last development phase of the Quiriquire gas project in Venezuela and the start-up of the second LNG train in Trinidad and Tobago. Production in Venezuela in the last days of 2002 was affected by the general strike, but and started to recover in mid-January 2003, regaining pre-strike levels. This performance has not been bettered by any other private company operating in the country.

The devaluation of the Argentinean peso led to significant cost savings. The lifting cost dropped 42%, from $2.6 per boe to $1.5 per boe, one of the lowest in the sector. This reduction was also favoured by the asset disposals in Indonesia, which had high lifting costs, and by the devaluation of the Venezuelan bolivar against the US dollar. Finding costs were among the best in the industry, with a 2000-2002 average of $1.0 per boe. Finding and development costs were $3.6 per boe in the 2000-2002 period.

The Company also intensified its geographical diversification schedule in 2002, with operations in Trinidad & Tobago, Libya, Brazil, and Venezuela.

In Trinidad & Tobago, production started two months ahead of schedule, in August 2002, at the second liquefaction train in the Atlantic LNG plant, in which Repsol YPF has a 25% stake, and which has a nominal production capacity of approximately 4.4 billion cubic metres per year. Fifty percent of the gas supplies for this train, and 100% of supplies for the first train, comes from a company in which Repsol YPF had a 10% interest as at December 2002. On 1 January 2003, we exercised a purchase option on an additional 20% shareholding in this company. Consequently, reserves increased from 236 million barrels to 709 million barrels, representing 13% of the Company’s reserves.

In Libya, Repsol YPF was granted approval for developing the A field in block NC-186, and has requested permission to develop field D of this block, located in the Murzuq basin.

In Brazil, the company incorporated 10% of the Albacora Leste field in its mining acreage. The total reserves in this field are estimated at 1,300 million boe.

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In Venezuela, where Repsol YPF is the leading private company in oil and gas production, the last development phase at the Quiriquire field was completed.

Pursuant to the prudent approach taken by the Company in 2002, 85% of investments in this area were earmarked for the development of already existing fields. Nevertheless, with 15% of the investment budget allocated for exploration activities, we made significant findings, among others, in Libya, Trinidad & Tobago, and Argentina. Overall, more than 1,300 million barrels were added to the proved reserves as a result of extensions and discoveries.

In Libya, there was an important find in the Murzuq basin during the first quarter of the year.

We made two significant discoveries in Trinidad & Tobago, with the Red Mango 2 and Iron Horse 1 exploratory wells, both in the Columbus basin.

Eleven discoveries were made in Argentina, of which those in the Neuquén and the Golfo de San Jorge basins are the most significant.

With respect to total reserves, we started the year with 5,606 million boe. The asset disposals in Indonesia and Spain during 2002 led to a reduction of 300 million boe, and smaller acquisitions were made totalling 66 million barrels. In the year, there was a production of 365 million boe and 254 million barrels were incorporated from organic growth. By the end of the year, reserves totalled 5,261 million boe. Furthermore, on 1 January 2003 and thanks to our larger stake in the Trinidad & Tobago reserves, total reserves rose by 473 million boe. This increase will be higher once approval is received for the third liquefaction train and the reserves from recent discoveries are incorporated.

Refining and Marketing

Performance in the Refining & Marketing area reflect the company’s strength and its excellent competitive positioning. Despite narrow international refining margins, the lowest for the past 10 years, these factors enabled the company to post €854 million in operating income. For the sake of comparison, the leading American companies in the sector posted $2,481 million in net income from refining and marketing activities. That is, our income was equivalent to 37% of that registered by the top 22 companies operating in the United States. Operating cash flow was almost €1.5 billion, versus €2.3 billion in the previous year. The refining margin indicator for 2002 was $1.55 per barrel as against $3.14 per barrel in 2001.

Repsol YPF processed almost 51 million tons of crude oil last year, an amount similar to the year before. If we include the Company’s stakes in Brazil and Argentina, this amount would reach approximately 53 million tons.

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In May 2002, and on schedule, the hydrocracking unit went on stream at the Tarragona refinery, with a capacity of 1.4 million tons per annum. This unit enabled us to continue meeting one of our core targets: a continuous enhancement of product quality. We have raised medium distillate production and met the sulphur content specifications, to come into force in 2005, ahead of time.

Marketing margins were generally similar to those for 2001 in Spain and Latin America, with the exception of Argentina, where the crisis made it difficult to pass on to retail prices the higher international prices and the impact of the Argentine peso devaluation. At the end of 2002, the Company’s service station network had 6,629 outlets, of which 3,403 are company owned, and 1,025 are not only owned but also directly operated by Repsol YPF. This is a very high percentage giving us a strong advantage with respect to our competitors.

Oil product sales posted a year-on-year rise of 1%. In Spain, sales to our own network (those with highest value added) rose more than 1% in comparison to 2001, whereas in Argentina, the crisis caused a 2.3% drop in sales of this type.

LPG activities contributed €255 million to operating income, of which 52% was generated in Latin America. This performance, 4% up on 2001, was mainly attributable to better margins closely linked to international sale prices, and the maximum price formula for bottled LPG.

At 2.1 million tons, sales in Europe were 3% lower than the year before. Sales in Latin America increased 6% compared to the previous year, following the incorporation of Repsol Gas de Bolivia and a good performance from Peru.

Chemicals

In Chemicals, we achieved substantial improvement, progressing from a loss of €55 million to an income of €97 million. Operating cash flow from this area totalled €270 million, compared to €99 million in 2001.

Although 2002 may be considered a low-cycle year, income growth was underpinned by higher sales volumes, stemming from the consolidation of production at new units; the improvement of some derivative product margins, a favourable sales mix, and cost savings efforts. Furthermore, the positive impact of the peso devaluation on fixed and variable costs boosted the competitive level of the Company’s products in Argentina.

The sale of petrochemical products, at 3.5 million tons, was 4.5% higher year-on-year.

Gas and Power

Before detailing the results in this area, I would first like to give you some background information on our Gas & Power business. Repsol YPF has 1,029 Bcm (billion cubic metres) of proved, probable and possible gas reserves, an amount equivalent to 50 years’ current consumption in Spain.

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Repsol YPF own gas production in 2002 reached 24 Bce, 20% more than the amount consumed in Spain during that year. Of this amount, slightly less than 10% was sold through our affiliate, Gas Natural, SDG.

In 2002, the gas & power area posted €633 million in operating income, compared to €1,062 million in 2001. Operating cash flow from this activity was €872 million, 43% down year-on-year.

Lower income in this area was mainly because of the change in the consolidation method for our Gas Natural, SDG holding.

EFFICIENCY AND COST SAVINGS

Cost savings are in place throughout all the Company’s business areas and, in this respect, the results achieved have been entirely satisfactory.

One year ago, I mentioned that we expected to meet one third of our cost saving targets for 2005 by the end of 2002, that is, €400 million of the €600 million target set for 2005. Cost savings, in fact, reached more than €550 million. These savings, after taxes, are equivalent to the net income of the 8th ranking IBEX-35 listed company.

These cost savings stem from more than 50 defined and committed projects, and are recurring over time. They do not include savings directly arising from the devaluation of the Argentine peso.

In this respect, I would like to highlight the efforts made by the Company’s executives whose salaries were frozen in 2002, as well as the agreement reached with the Spanish trade unions in a year as difficult as that just ended, which enabled us to prolong the Company’s Framework Agreement.

I thank both groups for having agreed to moderate their pretensions to the needs of the company, whilst retaining their full dedication and efficiency.

After mentioning the operating aspects of the company, I would now like to discuss other activities, equally important for the present and future of Repsol YPF.

TECHNOLOGY

I will start with Technology and R+D, an area in which Repsol YPF has maintained a firm commitment since its creation. We will continue to give priority to developing technological innovation in consonance with our business growth. Our goals in this area focus on the constant search for excellence in product quality and production costs. This approach was strengthened with the 2002 inauguration of our new Technology Centre, one of the best technological complexes in the international energy sector.

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The new technology centre is located in Móstoles (Madrid, Spain), on the campus of the Instituto Superior de la Energía (Higher Energy Institute), a postgraduate training centre also promoted by Repsol YPF, housing all the company’s R&D and Technical Assistance facilities, which were formerly scattered in various localities throughout Spain. This centre provides researchers with functional and flexible workspaces where they can work on future changes and applications with the highest standards of safety, health conditions, and respect for the environment. The company invested €174 million in the design and construction of this facility, which is staffed by a workforce of approximately 350, more than half of them university graduates and doctorates.

Among other aspects, research focuses on increasing oil recovery at the fields; the production of better and environmental friendly fuels; the development of synthetic competition fuels; and a test bench for introducing technical improvements and advances. Special attention is also given to the development of new production processes as well as petrochemical products and specialties, and making LPG products safer to use.

THE ENVIRONMENT

The core principles of Repsol YPF environmental and safety management were updated in 2002 under a new Policy based on a commitment to “conduct business activities in such a way as to minimise any negative impact that processes, facilities and services may have on the environment, whilst paying special attention to the protection of workers, local surroundings and the public at large.”

This policy is implemented in company operations by means of a Management System, the principal support of which is the Environmental Manual that defines the management tools and common requisites for all Repsol YPF business areas.

Repsol YPF has numerous centres certified under the strict ISO 14001 international standard, including, among others, plants, refineries, petrochemical plants, and Exploration & Production operations.

All these activities are detailed in the Environmental Report which Repsol YPF published since 1996.

In referring to this area, I would like to mention global warming. This is a serious problem, not only because it affects the entire planet, but because it is the consequence of many different human activities, involving all the social agents. At Repsol YPF, we are making a responsible contribution to meet the great challenge of trying to reduce the risk to our natural habitat.

Along these lines, I am pleased to say that we have expressed our desire and willingness to cooperate with the Governments in countries where we conduct operations to facilitate compliance with the international commitments envisaged in the Kyoto Protocol.

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CORPORATE RESPONSIBILITY. SUSTAINABLE DEVELOPMENT

Ladies and gentlemen, at Repsol YPF we are aware that society demands greater responsibilities from a company than those strictly economic.

In this respect, all the members of this company have directed our efforts to enhancing efficient business management, in harmony with the respect for human rights, preservation of the environment, and collaboration with the communities among whom we work. We wish to be a socially responsible company, taking as the guideline for our business activities that efficient and profitable business management must go hand-in-hand with the principles of sustainable development

The company interacts with the community in various spheres, contributing to social and cultural development in the countries where it operates. The highlights of such activity are described in the Social Report, which was published for the first time in 2002, and is a step forward in the company’s policy of transparency. This document is now to be published annually, as part of the three reports at your disposal, detailing all of the Group’s financial, environmental and social activities.

In applying this philosophy, we have subscribed to and assumed the European Union directives and concept of socially responsible business. We also adhere to the United Nations definition of sustainable development and, in 2002, took as our own the nine principles of the UN Global Compact, promising to adopt, support and promulgate, in our area of influence, a set of basic values for human rights, labour regulations and the environment.

The foregoing has led Repsol YPF to be included, as of March 2003, in the index for socially responsible companies, the FTSE4Good, an index which selects, from the companies included in the FTSE 500, those which meet the highest standards in their environmental, social responsibility and corporate governance policies, and in their respect for human rights.

The Company has defined a Social Aid and Sponsorship policy to ensure respect for the guidelines and strategic targets which ensure sustainable social and economic growth.

The social investment programs are carried out independently and autonomously by the countries where we operate to provide greater knowledge of the social needs of each environment. Consequently, the projects to which we allocate investments for social and cultural programs differ from one country to another, based on their socio-economic development.

The Repsol YPF Program for Music of Latin America continued in 2002. This ambitious program, under the auspices of UNESCO and widely acknowledged worldwide since it was launched in 1998, seeks to recover, restore and broadcast the past musical heritage of Latin America.

Repsol YPF also conducts a Community Program in Argentina. This program, which undertakes community welfare ventures proposed by Repsol YPF employees in that country, received an award for Entrepreneurial Solidarity from the Ecumenical Forum for Social Responsibility.

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NEW CORPORATE GOVERNANCE CRITERIA

Lady and Gentlemen shareholders, modern society increasingly demands greater responsibilities and transparency in business activity, in order to increase shareholder and investor security. Repsol YPF has always encouraged measures which address this goal.

The first Regulations, adopted in 1995, and amended in 1997 following the Company’s privatisation process, anticipated the spirit and many of the recommendations subsequently incorporated in the Olivencia report. In the summer 0f 2002, I proposed to the Board of Directors, that we undertake a process for redefining the Governance code. This gave rise to the new Corporate Governance criteria aimed at adapting the code to the new social requirements, strengthening the role of the Board of Directors, and increasing its involvement in the control of corporate management.

The essential aspects of the Repsol YPF Corporate Governance guidelines, following the September revision, are aligned to the contents of the “Aldama Report” published in January 2003. Nevertheless, to adapt these guidelines to the Law for Reform of the Financial System and the recommendations of the “Report”, we are currently implementing new measures, as a result of which, the Board of Directors in their 26 March meeting, approved new Regulations for the Board of Directors and its special commissions, including all the recommendations published in the Aldama Report.

In keeping with the recent measures set in place to strengthen corporate management, on 27 November 2002, I submitted a proposal to the Board of Directors, which was unanimously approved, for the appointment of Ramón Blanco Balín as the head of corporate operating management with the rank of Chief Operating Officer. I hereby propose to this General Shareholders’ Meeting that he rejoin the Board of Directors, that he may then be designated Managing Director, from which position he will carry out his duties as Chief Operating Officer of Repsol YPF.

I am certain that, from this new position, Ramón Blanco will use his management skill to continue to augment the growth and strength of our company, and contribute to the creation of value for our shareholders, as he has done since his incorporation to the Board of Directors in 1996.

In short, 2002 was a difficult year, in which those who questioned the acquisition of YPF have seen that the old Repsol continued to grow, but had entered a new dimension with the addition of YPF. At a time when geopolitical tension has had an extremely negative effect on other companies in countries such as Nigeria and Venezuela, Repsol YPF has been able to increase its production, as a result of the excellent management carried out by all members of the company.

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FUTURE PROJECTS

As you yourselves are able to testify, in a really complicated year, Repsol YPF production capacities have essentially remained intact. The core objectives of recovering financial flexibility, properly managing the Argentine crisis, and maintaining intact our growth options, while retaining our highly qualified human resources, have all been successfully accomplished.

I would like to point out that a feature of last year’s management was our ability to be one step ahead. We were the first, among other corporations undergoing similar difficulties, to adopt adjustment measures, the results of which can be appreciated today. Our flexibility has enabled us to generate sufficient resources to face an adverse situation.

We were at the forefront in conducting day-to-day negotiations with the Argentine authorities to overcome the serious crisis there, by establishing a framework for operations, to avoid putting the company’s capacity for profit generation in danger. We were ahead in bringing forward a cost savings plan and making the necessary adjustments to maintain return on investments. And, following the completion of our divestment schedule, we now anticipate our return to the path of sustained growth.

Taking this as a basis, we intend to be leader in what we consider core areas and activities, where capacities and the possibilities of exploiting economies of scale permit the company to create value. These business segments are:

•	Oil production in Latin America, North Africa, and elsewhere as the opportunities may arise.
•	Natural gas production and marketing in Latin America.
•	LNG projects in the Atlantic, Pacific and Mediterranean, and in the Persian Gulf.
•	Fuel and petrochemical refining and marketing in Europe and South America;
•	And LPG distribution worldwide.

If we focus on the development of these businesses, the company will fulfil the targets we have set in terms of:

Higher income growth and cash flow generation and relating ratios based on specific Exploration & Production projects in Trinidad & Tobago, Venezuela, Brazil, Libya, or Algeria; midstream Gas & Power operations and increased capacity based on growth in those markets where we engage in downstream activities.

Less vulnerability by reducing the concentration of businesses in Argentina. This “deconcentration” will take place gradually as we incorporate new business areas in other countries. An example of this is the recent increase of our stake in Trinidad & Tobago assets to 30%.

Greater operating efficiency, which will be pivotal in extracting value from our most mature assets which generate a large cash flow. To this end, we will set more aggressive cost savings targets and will continue working to sustain our position as one of the most efficient companies in the sector.

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Lastly, we will continue to work towards improving our financial strength, since this will allow us to successfully face any adverse situation and to take advantage of business opportunities as they arise.

These are our long-term objectives and goals. The year 2003 will be the first step in this direction, underpinned by:

•	Exploration & Production where we expect two-digit growth by year-end with respect to the last quarter in 2002. This growth will come from:
	•	Our assets in Trinidad and Tobago and the start up of the new liquefaction train by mid-year,
	•	Higher liquids production in Argentina from the new El Portón plant.
	•	Increased oil production in Ecuador following construction of the heavy crude pipeline, due for completion in the last quarter.
	•	Higher production in Libya.
	•	Increased production in Bolivia in fulfilment of the Brazilian supply agreement.

•	Growth in downstream activities will be achieved thanks to the improvements introduced in the refining & marketing system, such as:

	•	A full year of operation of the Tarragona hydrocracker and the Puertollano Mild Hydrocracker, which will increase the proportion of diesel in the refining mix.

	•	Growth in fuel and non-oil sales in our service station network.

	•	Continued development of marketing activities thanks to growth in the countries where we operate, such as Brazil, as well as the entry into new markets.

•	Volume growth in petrochemicals coming from:

	•	Full year operation at 100% capacity of the methanol and urea plants in Argentina.
	•	Increased production from the propylene oxide/styrene monomer plant in Tarragona.

DIVIDENDS

I would not like to end my speech without mentioning our dividend for the year and our shareholders’ remuneration policy, a subject that is of great importance to all of you.

As you may remember, last year’s General Shareholders’ Meeting approved a gross dividend for 2001 of €0.21 per share, which implied a reduction in comparison with the previous year. This was a harsh and painful measure, but the uncertainties arising from the Argentinean crisis made us adopt a prudent approach to enable us to face 2002 under the best possible circumstances. I mentioned at that time that this was a temporary measure and that as soon as the uncertainties were dispelled, our shareholders’ remuneration would return to double-digit dividend increases.

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As we have seen, 2002 was a complicated and full year for Repsol YPF. We have been able to successfully manage the difficulties and achieve good results. I am therefore very satisfied to announce that the Board of Directors, without abandoning advisable policy of caution, has agreed to submit to this General Shareholders’ Meeting a proposal to pay a gross dividend of €0.31 per share. This proposal represents a 47.6% increase in comparison to the dividend paid against 2001 results. This decision is in keeping with the Company’s conservative policy, which, despite the more promising scenario, is mainly targeted at strengthening the financial structure.

The renewed complementary dividend payment is a good indicator that the Company is on the right track.

PROPOSALS TO THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

I will now discuss the proposals submitted to this General Shareholders’ Meeting, several of which are the usual proposals submitted for your consideration.

These proposals include the approval of the Financial Statements, the appointment, re-election or ratification of Board Member appointments; the re-election of the Auditors; and the renewal of the Board’s authorisation to acquire company stock; and changes in the Company By-Laws to comply with the provisions of the Law on Reform Measures for the Financial System with respect to the Board of Directors’ Audit Committee.

Moreover, the Board of Directors proposes a resolution to the General Shareholders’ Meeting in this first opportunity it has had since the publication of “Aldama Report”, whereby it should approve Regulations for the same, pursuant to this report, completing the legal and regulatory provisions whereby the procedures for its preparation and celebration be carried out with the main objective of articulating the shareholders’ rights to participate in the Company’s decision-making process.

CORPORATE GOVERNANCE

As is normal practice, you may also find in the Company’s annual report the Corporate Governance report issued by the Audit and Management Committee to the Board of Directors.

ACKNOWLEDGEMENTS

I would like to conclude by, first of all, expressing my appreciation to the members of the Board of Directors seated with me at this table, and to the Company’s executive team, for having risen to the occasion and given of their best in serving the Company.

I would also like to express my gratitude and congratulations to all the Group employees, who form a magnificent team of professionals. In this respect, I would like to highlight the recent signing of a Framework Agreement for the next three years, and thank the Spanish trade unions for their spirit of cooperation.

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This is precisely the basis for our confidence in the strength of Repsol YPF and on the occasion that brings us here today, I would like to pay a merited tribute to this group of persons.

I also wish to express my special gratitude to all the employees, Argentinean, Spanish, or of any other nationality, who work in the Argentine Republic and are currently facing the complex circumstances being undergone by that beloved country.

This was also a year in which many great professionals have left our firm, some of whom have been at Repsol YPF for many years, even before our brand appeared in the horizon. I would not like to conclude without acknowledging their service to our company, and expressing to them my greatest appreciation.

I also wish to sincerely thank our shareholders for their presence at this AGM, and for their confidence and loyalty to Repsol YPF.

I am now at your disposal to answer any question you may wish to pose.

Thank you very much for your attention.

Safe harbor statement under the Private Securities Litigation Reform Act of 1995:

This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of Repsol YPF and its management, including with respect to trends affecting Repsol YPF’s financial condition, results of operations, business, strategy, production volume and reserves, as well as Repsol YPF’s plans with respect to capital expenditures and investments. These statements are not guarantees of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.

Repsol YPF’s future financial condition, results of operations, business, strategy, production volumes, reserves, capital expenditures and investments could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental and regulatory considerations and general economic and business conditions, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisón Nacional de Valores in Argentina and the Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key Information about Repsol YPF―Risk Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s annual report on Form 20-F for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission.

Repsol YPF does not undertake to publicly update or revise these forward looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: April 7, 2003	By:	/s/ CARMELO DE LAS MORENAS

Name: Carmelo de las Morenas
Title: Chief Financial Officer